SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 1, 2004 to May  31, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 12 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: NICE Systems Expands its NiceVision Suite of Smart Video Solutions with Two New Products. Dated May 4, 2004

  Press Release: Migration to NICE VoIP Solution Supports Expanding Business for Tatra Bank of Slovakia. Dated May 10, 2004

  Press Release: Frost & Sullivan Affirms NICE Systems` Leadership for Call Monitoring in Asia Pacific, with 54.4% Total Market Share in 2003. Dated May 20, 2004

  Press Release: NICE Chosen to Enhance Security at One of the Largest Resort Casinos in the World - The Mashantucket Pequot Tribal Nation Foxwoods Casino. Dated May 24, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: June 7, 2004

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NICE Systems Expands its NiceVision Suite of Smart Video Solutions with Two New Products

Ra'anana, Israel, May 4, 2004:  NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, announced today the launch of two new video solutions for the digital CCTV security market which will be unveiled for the first time at IFSEC 2004 in the UK (Stand K110). NiceVision® NVSAT and NiceVision® Alto significantly expand the market reach of the NiceVision product suite, enabling a wider range of customers to enhance the effectiveness of their security operations and streamline their business processes through smart digital video solutions.

The new products offer digital video transmission, recording, management and analysis in a breakthrough end-to-end solution platform over IP, with advanced video analytics now available at the camera location. For example, transportation hubs can implement video analysis in local railway stations, providing instant alerts of potential security incidents on-site, rather than via a central control room, facilitating faster management of events.  With the new extended NiceVision family of solutions, NICE is offering customers the full flexibility to mix and match all products, while benefiting from a single application suite that enables seamless operation, regardless of where video was captured or how it was transmitted.

"With NiceVision® NVSAT, we have created a smart video server designed for customers requiring video transmission and analysis across distributed sites with high degrees of resilience and capacity. With this new technology, the NiceVision product platform now offers a combined centralized and distributed architecture. NiceVision® Alto provides an innovative CCTV digital video recording solution for the mid to high end market, making sophisticated video analysis accessible to a much broader range of customers and setting new standards for performance and flexibility," explains Moti Shabtai, vice president of the NiceVision product line. "Both products build on NICE Systems` proven expertise and experience in the global digital video market."

NiceVision Alto and NiceVision NVSAT expand NICE`s suite of product offerings, joining the existing NiceVision Pro for high-end, large-scale organizations, and NiceVision Harmony, for smaller applications.

About NiceVision® NVSAT

Created specifically for the transportation and high risk facilities market such as airports, railways, main transport routes and unmanned sites, NiceVision NVSAT offers a distributed digital video recording, transmission and analysis solution that goes beyond the scope of today`s IP video servers and encoders, ideal for security-critical, multi-site installations.  NiceVision NVSAT enables fast and effective detection and review of potential security incidents locally as well as centrally, speeding up the investigation process and offering a range of video business data for improving safety and service for customers.

Features include:

Video analysis - on-location and performed close-to-camera, enabling faster detection and greater video intelligence.

Enhanced resilience to network downtime with local, built-in storage.

Advanced video networking flexibility - operators can monitor incidents with the level of detail needed, using variable video streaming that can change resolution, frame rate and image quality instantly.

About NiceVision® Alto

NiceVision® Alto is an innovative CCTV digital video recording and management solution, offering high-end performance and advanced video analytics to the mid to mid-high security market. Setting new standards for performance and flexibility, it addresses a broad market including airports, transportation centers, corporate facilities, campuses, banks, government organizations and casinos.

Features include:

Video analysis - automatic detection of potential security incidents such as unattended baggage, intruder detection, vehicle detection etc.

High video resolution at real-time frame rates (25/30 frames per second).

Advanced video networking flexibility, enabling operators to monitor incidents at the level of detail needed, while maintaining storage-efficient recording.

"Both Alto and NVSAT build on the capabilities of the NiceVision® product suite," concludes Shabtai. "They allow CCTV operators to investigate incidents quickly and effectively, relieving the burden of operators having to visually `detect` a potential security breach. In today`s security climate, digital CCTV recording and management combined with video analysis is providing a front line defense against security threats and NiceVision`s products are leading the market in terms of technological capabilities, performance and return on investment."

NICE Systems will be demonstrating its full range of NiceVision solutions on Stand K110 in Hall 6 at the IFSEC & Security Solutions 2004 show, which is taking place at the NEC Birmingham in the UK from May 10th to the 13th.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Scenario Replay, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Migration to NICE VoIP Solution Supports Expanding Business for Tatra Bank of Slovakia

Ra'anana, Israel, May 10, 2004 -- NICE Systems Ltd. (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Tatra Bank of Slovakia has deployed the NICE VoIP solution as an important ingredient within an overall expansion of its contact center services.

Tatra Bank, which needs to record all customer interactions for compliance reasons, has been a NICE customer since 2000.  Until this latest deployment, NICE solutions were integrated with the bank`s traditional PBX-based telephony system.  The project to migrate to IP technology is the first to be completed in collaboration with NICE`s Slovakian partner, Business Global Systems, A.S., and the bank`s call centers now run on top of Cisco`s IPCC (IP Contact Center) infrastructure.

"We have long recognized NICE as the leader in its field, and it was clear to us that NICE had to play a key role to ensure a smooth migration to IP technology," said Natalia Major, senior vice president, electronic distribution channels division, Tatra Bank.  "NICE was an inside reference who we knew we could count on to provide us with full and timely support as we looked to make best use of technology to grow our business."

To address the combination of growing demand, increasing costs and a shrinking labor pool, the bank decided to take advantage of the flexibility provided by IP technology. By building a new call center outside Bratislava, Tatra Bank was able to lower costs and gain access to a larger number of potential employees while enjoying the benefits of running the NICE technology from Bratislava.

"Converging voice and data, our VoIP solutions give leading financial institutions across the globe enhanced functionality with which to manage customer interactions for risk management, protection against fraud and interaction content verification," said Jim Park, president of NICE EMEA.  "Certification of our VoIP solutions with Cisco ensures alignment within the overall IP architecture and increases the value of our offering for Tatra Bank."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

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Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, MyUniverse, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____ 5 ____

Frost & Sullivan Affirms NICE Systems` Leadership for Call Monitoring in Asia Pacific, with 54.4% Total Market Share in 2003

Ra`anana, Israel, May 20, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that NICE Systems continues to maintain its leadership position in Asia Pacific, as recognized by Frost & Sullivan.  The independent analyst firm has for the second year running awarded NICE the Market Engineering Leadership Award in the Total Asia Pacific Call Monitoring software market.

"Despite the tough business environment in 2003, NICE had a phenomenal year and maintained its position as the clear leader in the Call Monitoring segment, significantly improving its standing to dominate more than half of this market," said Ms Audrey William, Industry Manager of Frost & Sullivan.  "Given that NICE is able to continuously re-invent itself and produce sound business strategies to target customers in Asia Pacific, and with a strong channel network as well, we are confident that NICE has the right combination of success to further grow its dominance in this region."

"We are extremely pleased to have Frost & Sullivan reconfirm NICE`s leadership in Call Monitoring in Asia Pacific," commented Doron Ben-Sira, president of NICE APAC. "Last year was a banner year for us where we focused on solidifying our market position across all the markets in Asia.  NICE remains deeply committed to Asia Pacific and will continue to invest and deploy dedicated resources throughout the region, which we see as one of the key strategic growth engines for the Company."

About Frost & Sullivan

Frost & Sullivan, an international growth consultancy, has been supporting clients' expansion for more than four decades. Our market expertise covers a broad spectrum of industries, while our portfolio of advisory competencies include custom strategic consulting, market intelligence and management training. Our mission is to forge partnerships with our clients' management teams to deliver market insights and to create value and drive growth through innovative approaches. Frost & Sullivan's network of consultants, industry experts, corporate trainers and support staff, spans the globe with offices in every major country. For further information, visit www.frost.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

____ 6 ____

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____ 7 ____

NICE Chosen To Enhance Security At One Of The Largest Resort Casinos In The World - The Mashantucket Pequot Tribal Nation Foxwoods Casino

Follow-on deal valued at over $1.1 million

Ra`anana, Israel, May 24, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced a major additional deployment of its security solutions by Foxwoods Casino, one of the largest resort casinos in the world.  This premier resort has chosen NICE`s advanced security technology to enhance and protect its own assets and the more than 40,000 guests that visit Foxwoods each day. The system also saves the resort both time and money by eliminating fraudulent liability claims.

"Currently deployed at many leading gaming facilities worldwide, NICE has become the next-generation solution for the casino environment. Tribal government gaming generated $15.9 billion in revenues in 2003 and Foxwoods Indian gaming resort is one of the largest and most unique casinos in the world. Their continuing preference of NICE video solutions is testimony to our quality and reputation in this market," states Jacob Fox, vice president and general manager of NICE`s video security business in the United States.

The NICE solution provides Foxwoods with high video quality and the ability to monitor and record data from thousands of cameras simultaneously. Foxwoods already had a long-established relationship with NICE lasting several years.  The resort backed NICE`s proven ability to deliver results with this investment in the latest digital video technology, and Foxwoods has expansion plans to add hundreds of additional cameras into the system this year.

ACP Engineering Inc. of Plainville, Connecticut is Foxwood`s integrator for the new system, which is planned to be deployed by the end of Q2, 2004.  Jerry R. Brocki, president of ACP says that "understanding our customer`s business allows us to develop effective security solutions that are appropriate to the needs of the customer.  This contract was secured because of the scalablity of the NICE solution, enabling it to deal with the demands of an establishment of this size, and its ability to integrate easily with other systems."

About Foxwoods

Created by the Mashantucket Pequot Tribal Nation in 1986, Foxwoods is one of the largest resort casinos in the world, with more than 315,000 square feet of gaming space in a complex that covers 4.7 million square feet. Foxwoods comprises six casinos that collectively offer more than 6,400 slot machines and an incredible 350 tables for 17 different types of table games, a luxurious, high-tech Race Book, as well as the world's largest Bingo Hall.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

____ 8 ____

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission..

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